Exhibit 99.1

INTERIM RESULTS FOR THE PERIOD ENDED MARCH 31, 2022

•	Golar LNG Limited ("Golar" or "the Company") reports Q1 2022 ("Q1") Net income of $345.2 million.
•	Adjusted EBITDA[1] of $93.4 million for the quarter inclusive of FLNG Hilli, Golar Arctic and Golar Tundra but excluding the 8 TFDE vessels and management companies sold to Cool Company Ltd. ("CoolCo").
•	Sold 6.2 million New Fortress Energy Inc. ("NFE") shares in Q2 2022 ("Q2") realizing net cash proceeds of $253 million. Golar now owns 12.4 million NFE shares following the sale.
•	Q1 Total Golar Cash and Listed Securities[1] position increased by $0.4 billion to $1.3 billion. Golar's share of Contractual Debt[1] decreased by $0.5 billion to $1.7 billion in Q1 and a further $0.5 billion in Q2 after sale of remaining carriers to CoolCo in April.
•	Agreed to sell the steam turbine carrier Golar Arctic as a converted FSRU to Italy's Snam for 269 million Euros ($288 million).
•	Strong progress made on opportunities for FSRU Golar Tundra and on pipeline of FLNG projects.

Shipping spin-off: A key focus for Q1 was the spin-off of our 8 TFDE LNG carriers into CoolCo. CoolCo successfully concluded an upsized $275 million equity raise in January, listed on the Euronext Growth Oslo exchange in February, recruited a designated management team in March and closed its acquisition of 8 LNG carriers and The Cool Pool Limited from Golar during March and April. The sale of the management companies is contemplated to complete in Q2. In total the CoolCo transactions will reduce Golar’s contractual debt1 position by $821 million, release approximately $217 million in cash and cash equivalents to Golar, whilst maintaining a 31.25% shareholding in affiliate, CoolCo.

FLNG operations and commodity hedges: FLNG Hilli maintained its unbroken 4-year record of 100% uptime during the quarter and started to produce its incremental 0.2mtpa of production, increasing scheduled production volume from 1.2mtpa to 1.4mtpa. The incremental 0.2mtpa that has a tariff linked to Dutch Title Transfer Facility ("TTF") gas prices contributed $22.6 million of incremental proceeds net of commodity swaps to Golar during Q1. The Brent oil linked component of the tariff contributed $15.6 million, bringing Golar’s pro-rata share of gross proceeds from Hilli for the quarter to $64.0 million. Golar's share of the TTF linked gross proceeds is expected to be $19.0 million in Q2 (fully hedged), $19.0 million in Q3 2022 (fully hedged) and $20.0 million in Q4 2022 (open). Estimated Q4 2022 TTF linked gross proceeds are based on a TTF spot price of $26.90/mmbtu and can be expected to increase (or decrease) by $0.8 million for each $1.00/MMBtu change in the TTF forward price. Hilli's earnings could increase further from 2023 until the end of the contract if the customer exercises a one-time 0.4mtpa TTF-linked option that expires on July 31, 2022.

FLNG Gimi construction: Conversion of FLNG Gimi for its 20-year contract with BP scheduled to commence in Q4 2023 is 83% technically complete. Once delivered, Gimi is expected to unlock around $3.0 billion of earnings backlog1 to Golar, equivalent to $151 million in annual Adjusted EBITDA1. The commercial start-up of FLNG Gimi together with the commodity linked production from FLNG Hilli could result in Golar's share of annual Adjusted EBITDA1 generation from Hilli and Gimi exceeding $400.0 million within 3-years, a quadrupling of 2021 FLNG related earnings.

1. Refer to section “Non-GAAP measures” for definition and reconciliation to the most comparable US GAAP measure.

FLNG business development: We are in detailed discussions with existing and prospective clients for new FLNG projects. Some of these projects would offer direct access to gas molecules or allow for a commodity linked earnings component, whilst others are on a tolling basis. Based on envisioned funding and ownership structures we expect that our Total Golar Cash and Listed Securities1 position could fund two FLNG growth projects.

FSRU: On May 18, 2022, Italian energy infrastructure company Snam and Golar signed a contract that will see Golar convert the last of its trading steam turbine LNG carriers, Golar Arctic, into a FSRU for delivery to Snam at a port in Sardinia, Italy. After conversion, acceptance and repayment of any vessel related debt, the FSRU will be sold to the Snam Group for 269 million Euros ($288 million). Initiation of activities including procurement of long lead items for the conversion is subject to Snam’s issuance of a Notice-to-Proceed. Once received, the process of conversion and sale is expected to take up to two years, with the vessel being required in a yard for around 9-months. Prior to entering the yard the Golar Arctic will continue to be traded by Golar as an LNG carrier. The estimated conversion cost is approximately $160 million due to the high specification of equipment required and inflationary market conditions.

Developments in Europe have created an urgent need for more floating LNG terminals. Golar has received multiple approaches from European governments and utility companies for its modern high-spec FSRU Golar Tundra.

Financial Summary

(in thousands of $)	Q1 2022	Q1 2021	% Change	Q4 2021	% Change

Net income attributable to Golar LNG Ltd	345,182	25,364	1261%	8,009	4210%
Total operating revenues	79,688	77,456	3%	72,414	10%
Adjusted EBITDA[1]	93,446	41,885	123%	59,957	56%
Golar's share of contractual debt [1]	1,743,747	2,170,987	(20)%	2,239,496	(22)%

Q1 highlights and recent events

Financial and corporate:

•	Profitability: Net income attributable to Golar of $345.2 million for the quarter, including:
◦	A $344.0 million non-cash mark-to-market gain recognized on NFE shares based on a March 31, 2022 carrying value of $42.61 per share.
◦	A $168.1 million non-cash gain recognized on Hilli Brent oil and TTF natural gas linked derivative instruments.
◦	A discontinued operations net loss of $209.2 million inclusive of a loss on sale/impairment in respect of the 8 carriers sold to CoolCo.
◦	A $31.5 million gain on interest rate swaps.
•	Hedges: Entered into swap arrangements to hedge 100% of Golar's exposure to Q2 and Q3 2022 incremental Hilli TTF linked 2022 production at an average TTF price of $25.375/MMBtu.

1. Refer to section “Non-GAAP measures” for definition and reconciliation to the most comparable US GAAP measure.

•

CoolCo transaction: $184.0 million of cash and cash equivalents released to Golar and $340.1 million of Contractual debt[1] removed from balance sheet following sale of first 4 vessels to CoolCo in Q1. Remaining 4 vessels sold in April and disposal of management companies contemplated to complete in Q2 expected to release approximately $33.0 million of cash and cash equivalents and derecognize a further $480.9 million of Contractual debt1.

•	Shares: Repurchased and then cancelled 368,496 Golar shares at a cost of $6.6 million. 108.0 million shares issued and outstanding as of March 31, 2022.
•	ESG: 2021 Environment, Social and Governance report published on May 16, 2022.
•	Invested in Oslo-based Aqualung Carbon Capture in May 2022, a technology company working on a promising carbon capture and separation membrane system that could be used on future FLNG units.

Financing facilities:

•	Convertible Bond: $317.3 million net outstanding balance of 2.75% $402.5 million Convertible Bonds redeemed on February 15, 2022.
•	Credit Facility: $131.0 million of new $200.0 million 3-year Corporate RCF drawn on February 4, 2022 and subsequently repaid on May 10, 2022. Facility remains available until 2024.
•	Bilateral Corporate Facility: Executed a new $250 million 7-year bilateral corporate facility on February 11, 2022. Currently undrawn and available until June 30, 2022.
•	Finance tax lease case: Settled long running tax dispute in respect of legacy UK finance lease transactions resulting in an approximate $66.0 million final cash settlement (including fees) payable by Golar in Q2.

FLNG:

•	Utilization: Industry leading operations maintained with 100% commercial uptime by FLNG Hilli.
•	FLNG Hilli producing additional TTF linked 2022 volumes. Customer drilling campaign to prove up additional reserves completed with well testing underway.
•	Construction: FLNG Gimi conversion project 83% technically complete. 19-million man-hours worked with strong safety record maintained.
•	Commercial: Continued progress on new FLNG projects with existing and new prospective counterparties.

1. Refer to section “Non-GAAP measures” for definition and reconciliation to the most comparable US GAAP measure.

Financial Review

Business Performance:

	2022	2021	2021
	Jan-Mar	Oct-Dec	Jan-Mar
(in thousands of $)	Total	Total	Total
Net income	410,014	45,811	63,104
Income taxes	375	1,110	182
Net income before income taxes	410,389	46,921	63,286
Depreciation and amortization	15,536	15,621	15,646
Unrealized gain on oil and gas derivative instruments	(168,059)	(34,609)	(10,600)
Other non-operating (income)/losses	(350,185)	50,010	—
Interest income	(33)	(69)	(31)
Interest expense	7,577	11,098	9,089
Gains on derivative instruments	(31,536)	(7,285)	(23,351)
Other financial items, net	(527)	1,204	203
Losses/(income) from equity method investments	1,056	(1,641)	682
Net loss/(income) from discontinued operations	209,228	(21,293)	(13,039)
Adjusted EBITDA (1)	93,446	59,957	41,885

	2022				2021
	Jan-Mar				Oct-Dec
(in thousands)	Shipping	FLNG	Corporate and other	Total	Shipping	FLNG	Corporate and other	Total
Total operating revenues	9,985	62,894	6,809	79,688	9,806	56,406	6,202	72,414
Vessel operating expenses	(3,488)	(14,181)	(1,789)	(19,458)	2,487	(11,907)	(4,460)	(13,880)
Voyage, charterhire & commission (expenses)/income	(2,241)	(150)	(24)	(2,415)	(1,474)	(150)	232	(1,392)
Administrative expenses	(2)	(42)	(9,994)	(10,038)	(56)	(14)	(9,545)	(9,615)
Project development (expenses)/income	—	(1,540)	638	(902)	143	(1,055)	407	(505)
Realized gain on oil and gas derivative instrument (2)	—	42,631	—	42,631	—	12,935	—	12,935
Other operating income (3)	—	3,940	—	3,940	—	—	—	—
Adjusted EBITDA(1)	4,254	93,552	(4,360)	93,446	10,906	56,215	(7,164)	59,957

(2) The line item “Realized and unrealized gain on oil and gas derivative instruments” in the Condensed Consolidated Statements of Operations relates to income from the Hilli Liquefaction Tolling Agreement (“LTA”) and the natural gas derivative which is split into: “Realized gain on oil and gas derivative instruments” and “Unrealized gain/(loss) on oil and gas derivative instruments”. The realized component comprised (i) Brent oil linked revenue of $17.5 million (December 31, 2021: $12.9 million), (ii) TTF-linked proceeds of $26.2 million and (iii) commodity swap expense of $1.1 million and represents the contracted amounts in relation to the Hilli LTA receivable in cash.

(3) Included in “Other operating income” is $3.6 million for excess production over the contracted tolling capacity of 1.4 million tons.

1. Refer to section “Non-GAAP measures” for definition and reconciliation to the most comparable US GAAP measure.

	2021
	Jan-Mar
(in thousands of $)	Shipping	FLNG	Corporate and other	Total
Total operating revenues	14,495	54,397	8,564	77,456
Vessel operating expenses	(4,077)	(12,300)	(2,499)	(18,876)
Voyage, charterhire & commission expenses	(6,341)	(150)	(16)	(6,507)
Administrative expenses	(34)	(143)	(8,362)	(8,539)
Project development expenses	—	—	(1,649)	(1,649)
Adjusted EBITDA	4,043	41,804	(3,962)	41,885

Golar reports today Q1 net income attributable to Golar of $345.2 million. Golar also reports Adjusted EBITDA1 of $93.4 million inclusive of FLNG Hilli, Golar Arctic and Golar Tundra but excluding the 8 TFDE vessels and The Cool Pool Limited sold to CoolCo in March and April 2022, and the management companies, the sale of which is expected to complete in Q2. Q1 results associated with the 8 TFDE vessels and the Cool Pool Limited sold to CoolCo and the management companies still to be sold have been reclassified to Discontinued operations with Q1 2021 and Q4 2021 ("Q4") numbers adjusted on a retrospective basis for comparison in the discussion of material movements below.

Quarterly amortization of the day one gain recognized in respect of the incremental TTF linked production from FLNG Hilli contributed to the $7.3 million increase in Total operating revenues which increased from $72.4 million in Q4 to $79.7 million in Q1. Fees for the additional TTF linked production are accounted for within Realized and unrealized gains/losses on oil and gas derivative instruments. Revenue from shipping (Golar Arctic and Golar Tundra), net of voyage, charter hire and commission expenses was $7.7 million and decreased by $0.6 million from $8.3 million in Q4.

Vessel operating expenses increased, from $13.9 million in Q4 to $19.5 million in Q1, Q4 costs having been suppressed by a $5.4 million insurance recovery.

The Brent oil linked component of Hilli's fees generates additional annual operating cash flows of approximately $3.1 million for every dollar increase in Brent Crude prices between $60.00 per barrel and the contractual ceiling. Billing of this component is based on a three-month look-back at average Brent Crude prices. As a result of rising prices, a $17.5 million realized gain on the oil derivative instrument was recorded in Q1, up from the $12.9 million realized in Q4. Golar has an effective 89.1% interest in these earnings. A realized gain of $26.2 million was also recognized in respect of fees for the additional TTF linked production that commenced in Q1. Golar has an effective 86.3% interest in these earnings. Offsetting this was a $1.1 million realized loss (100% attributable to Golar) on the hedged component of the quarter's TTF linked earnings. Collectively a $42.6 million realized gain on oil and gas derivative instruments was recognized as a result.

The mark-to-market fair value of the Hilli Brent oil linked derivative asset increased by $169.6 million during the quarter, with a corresponding unrealized gain of the same amount recognized in the income statement. The fair value increase was driven by an upward movement in the expected future market price for Brent oil. Similarly, the mark-to-market fair value of the Hilli TTF natural gas derivative asset increased by $24.1 million during the quarter with a corresponding unrealized gain of the same amount recognized in the income statement, also driven by an upward movement in expected future TTF prices. Offsetting the unrealized TTF gain is a $25.7 million unrealized loss in respect of the hedged portion of Q2 and Q3 2022 TTF linked Hilli production. Collectively this therefore resulted in a $168.1 million Q1 unrealized gain on oil and gas derivative instruments.

1. Refer to section “Non-GAAP measures” for definition and reconciliation to the most comparable US GAAP measure.

Of the $3.9 million Other operating income in Q1, $3.6 million was recognized in respect of LNG production over and above the quarter's pro-rata share of 1.4mt of full year 2022 contracted production.

An increase in the NFE share price between January 1 and March 31 resulted in the recognition of a Q1 unrealized mark-to-market gain of $344.0 million on Golar’s 18.6 million NFE shares in Other non-operating income. The fair value of these shares was $42.61 per share as of March 31, 2022. Together with $1.9 million of dividend income from NFE and a foreign exchange gain on the final tax settlement with the UK tax authorities relative to the foreign exchange rate used when recognizing the liability at December 31, 2021, this collectively contributed to $350.2 million of Other non-operating income during the quarter.

Balance Sheet and Liquidity:

As of March 31, 2022 Golar had $209.1 million of cash and cash equivalents and $135.9 million of restricted cash. Restricted cash includes $16.3 million relating to the Hilli lessor-owned VIE. Total Golar cash1 position therefore amounts to $328.6 million. As of March 31, 2022, $131.0 million had been drawn down against the Corporate RCF of $200 million, secured by our stake in NFE. On April 6, 2022 Golar sold 6.2 million NFE shares raising net proceeds of $253 million and on May 10, 2022 the $131.0 million Corporate RCF was repaid. The full $200 million undrawn Corporate RCF continues to be available for future drawdown and is now secured by Golar's remaining 12.4 million NFE shares. On February 11, 2022 Golar also entered into a $250.0 million bilateral corporate facility secured by the Company's equity stakes in FLNG Hilli and Gimi. Undrawn as of March 31, 2022 and to the current date, this facility remains available until June 30, 2022.

Expected FLNG funding sources	USD Million
March 31, 2022 Total Golar Cash[1]	329
April 2022: Net proceeds from sale of 6.2m NFE shares	253
April 2022: Final settlement of legacy UK tax dispute	(66)
May 2022: Repayment of outstanding balance of Corporate RCF	(131)
Q2 2022 Balance of proceeds expected from CoolCo spin-off	33
Undrawn balance of $200m Corporate RCF (up to)	200
Undrawn $250m Corporate bilateral facility currently available until 30 June, 2022 (up to)	250
Potential near-term funding sources	868
Listed Securities[1]:
NFE, Avenir, and CoolCo shares(3)	719
Net of Corporate RCF secured by NFE investment	(200)
Forecast Total Golar Cash and Listed Securities[1] (available for future FLNG investment)	1,387

(3) Based on market value as of May 25, 2022 for NFE and CoolCo and book value of Avenir as of March 31, 2022.

Inclusive of $10.6 million of capitalized interest, $82.4 million was invested in FLNG Gimi during the quarter, increasing the total Gimi Asset under development balance as at March 31, 2022 to $960.3 million. Of this, $485.0 million had been drawn against the $700 million debt facility. Both the investment and debt drawn to date are reported on a 100% basis. Golar's share of remaining capital expenditure, net of the Company's share of remaining undrawn debt amounts to $213.0 million. Subsequent to the quarter end, a further $50.0 million has been drawn against the $700 million facility.

1. Refer to section “Non-GAAP measures” for definition and reconciliation to the most comparable US GAAP measure.

Included within the $517.0 million current portion of long-term debt and short-term debt as at March 31, 2022 is $370.9 million in respect of the Hilli lessor-owned VIE subsidiary that Golar is required to consolidate. The Current assets held for sale and Current liabilities held of sale of $644.1 million and $383.7 million respectively in Q1 include the remaining four TFDE vessels and The Cool Pool Limited sold in April 2022 and the management companies yet to be sold to CoolCo but contemplated to complete in Q2. After sale of the remaining four TFDE vessels, The Cool Pool Limited and the management companies, Golar's Q2 equity method investments will increase by approximately $62.5 million.

Of Golar's $1.7 billion share of Contractual debt1 as of March 31, 2022, $0.5 billion relates to the 4 TFDE vessels sold in April 2022, leaving $1.2 billion. Net of Total Golar cash of $0.3 billion, Net Debt1 therefore falls to around $0.9 billion. If Listed Securities1 are taken into account, this figure reduces to $0.2 billion. Assuming current commodity prices prevail, Golar's share of 2022 Adjusted EBITDA1 remains on track to reach $200.0 million. This could increase further in 2023 if the customer exercises their option to increase Hilli production to up to 1.6mtpa, and should exceed $400.0 million after the first full year of Gimi operations, expected in 2024. Offering strong debt coverage, near-term earnings power and meaningful growth potential that can be financed, the simplified Golar is well positioned for new FLNG projects.

Corporate and Other Matters:

As at March 31, 2022, Golar had 108.0 million shares issued and outstanding post the repurchase and subsequent cancellation of 368,496 shares during the quarter. There were also 1.1 million outstanding stock options with an average price of $15.63 and 0.2 million unvested restricted stock units awarded. Of the initial $50.0 million approved share buyback scheme, $19.0 million remains available for further repurchases which will continue to be opportunistically pursued.

On May 11, 2022 Golar invested $2.4 million in Aqualung Carbon Capture, an Oslo-based technology company that has developed and achieved proof of concept for a CO2 capture and separation membrane technology. Subject to the successful completion of a commercial pilot project with an industrial user, the technology could be used in future FLNG projects, enabling Golar to offer interested customers the opportunity to further reduce emissions from our already low carbon footprint FLNG solutions. Golar has a 4.6% interest and a board seat in this company.

Non-GAAP measures

In addition to disclosing financial results in accordance with U.S. generally accepted accounting principles (US GAAP), this earnings release and the associated investor presentation contains references to the non-GAAP financial measures which are included in the table below. We believe these non-GAAP financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating our business and measuring our performance.

These non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP. Non-GAAP measures are not uniformly defined by all companies, and may not be comparable with similarly titled measures and disclosures used by other companies. The reconciliations from these results should be carefully evaluated.

1. Refer to section “Non-GAAP measures” for definition and reconciliation to the most comparable US GAAP measure.

Non-GAAP measure	Closest equivalent US GAAP measure	Adjustments to reconcile to primary financial statements prepared under US GAAP	Rationale for adjustments
Performance measures
Adjusted EBITDA	Net (loss)/income attributable to Golar LNG Limited

+/- Net financial expense

+/- Other non-operating income/expenses

+/- Income taxes

+/- Equity in net (losses)/ earnings of affiliates

- Net income attributable to non-controlling interests

+/- Unrealized loss/(gain) on oil and gas derivative instruments

+ Depreciation and amortization

+ Impairment of long-term assets

+/- Net income/(loss) from discontinued operations

Increases the comparability of total business performance from period to period and against the performance of other companies by excluding the results of our equity investments, removing the impact of unrealized movements on embedded derivatives and removing the impact of depreciation, financing and tax items.
Last Twelve Months (“LTM”) Adjusted EBITDA	Net (loss)/income attributable to Golar LNG Limited	The sum of the most recent four quarters Adjusted EBITDA (defined above)	Same as Adjusted EBITDA. The 12 month trailing metric removes the impact of seasonality on our results.
Liquidity measures
Contractual debt	Total debt (current and non-current), net of deferred finance charges	'+ Debt within liabilities held for sale +VIE consolidation adjustments + Deferred finance charges + Deferred finance charges within liabilities held for sale

We consolidate a number of lessor VIEs for our sale and leaseback facilities. This means that on consolidation, our contractual debt is eliminated and replaced with the lessor VIEs’ debt.

Contractual debt represents our debt obligations under our various financing arrangements before consolidating the lessor VIEs.

The measure enables investors and users of our financial statements to assess our liquidity and the split of our debt (current and non-current) based on our underlying contractual obligations. Furthermore, it aids comparability with competitors.

Total Golar Cash	Golar cash based on GAAP measures: + Cash and cash equivalents + Restricted cash and short-term deposits (current and non-current)	-VIE restricted cash and short-term deposits (current and non-current)

We consolidate a number of lessor VIEs for our sale and leaseback facilities. This means that on consolidation, we include restricted cash held by the lessor VIEs.

Total Golar Cash represents our cash and cash equivalents and restricted cash and short-term deposits (current and non-current) before consolidating the lessor VIEs.

Management believe that this measure enables investors and users of our financial statements to assess our liquidity and aids comparability with our competitors.

Non-GAAP measure	Closest equivalent US GAAP measure	Adjustments to reconcile to primary financial statements prepared under US GAAP	Rationale for adjustments
Total Golar Cash and Listed Securities	Golar cash based on GAAP measures: + Cash and cash equivalents + Restricted cash and short-term deposits (current and non-current) + Other current assets + Equity method investments

Cash and cash equivalents (current assets)

+ Restricted cash and short-term deposits (current assets), adjusted to remove the effects of VIE restricted cash balance cash balance

+ Other current assets, adjusted to remove the effects of other current assets apart from Listed equity securities

+ Restricted cash (non-current assets)

+ Equity method investments (non-current assets), adjusted to remove the effects of ECGS

We consider our investments in listed equity securities and our equity method investment in CoolCo to be available for us to liquidate at short notice and therefore we consider available for funding our capital intensive growth projects.

Management believes that this measure enables investors and users of our financial statements to assess our liquidity position to fund existing and future FLNG projects.

Reconciliations - Liquidity Measures

Contractual Debt

(in thousands of $)	March 31, 2022	December 31, 2021	March 31, 2021
Total debt (current and non-current) net of deferred finance charges	1,641,631	1,778,978	1,605,435
Total debt within liabilities held for sale net of deferred finance charges	319,263	630,823	768,447
VIE consolidation adjustments	285,107	315,652	295,466
Deferred finance charges	29,170	30,529	25,466
Deferred finance charges within liabilities held for sale	8	1,595	2,202
Total Contractual Debt	2,275,179	2,757,577	2,697,016
Less: Golar Partners', Keppel's and B&V's share of the Hilli contractual debt	(385,932)	(395,081)	(422,529)
Less: Keppel's share of the Gimi debt	(145,500)	(123,000)	(103,500)
Golar's share of Contractual Debt	1,743,747	2,239,496	2,170,987

Please see Appendix A for a capital repayment profile for Golar’s contractual debt.

Reconciliations - Liquidity Measures

Total Golar Cash

(in thousands of $)	March 31, 2022	December 31, 2021	March 31, 2021
Cash and cash equivalents	209,054	234,826	122,887
Restricted cash and short-term deposits (current and non-current)	135,870	106,074	118,721
Less: VIE restricted cash	(16,313)	(16,523)	(26,642)
Total Golar Cash	328,611	324,377	214,966

Non-US GAAP Measures Used in Forecasting

Earnings Backlog: Earnings backlog represents the share of contracted fee income for executed contracts less forecasted operating expenses for these contracts. In calculating forecasted operating expenditure, management has assumed that where there is an Operating Services Agreement the amount receivable under the services agreement will cover the associated operating costs, therefore revenue from operating services agreements is excluded.

Definitions

TFDE: Tri-fuel Diesel Electric engine
FSRU: Floating Storage Regasification Unit

FLNG: Floating Liquefaction Natural Gas

Forward Looking Statements

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflects management’s current expectations, estimates and projections about its operations. All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “may,” “could,” “would,” “predict,” “propose,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, Golar undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise. Among the important factors that could cause actual results to differ materially from those in the forward-looking statements are:

•	our inability and that of our counterparty to meet our respective obligations under the Lease and Operate Agreement entered into in connection with the BP Greater Tortue / Ahmeyim Project (“Gimi GTA Project”);
•	continuing uncertainty resulting from potential future claims from our counterparties of purported force majeure under contractual arrangements, including but not limited to our construction projects (including the Gimi GTA Project) and other contracts to which we are a party;
•	claims made or losses incurred in connection with our continuing obligations with regard to Hygo Energy Transition Ltd (“Hygo”) and Golar LNG Partners LP (“Golar Partners”);
•	the ability of Hygo, Golar Partners and New Fortress Energy Inc. (“NFE”) to meet their respective obligations to us, including indemnification obligations;
•	a decline or continuing volatility in the global financial markets, specifically with respect to our equity holding in NFE;
•	continuing volatility of commodity prices;
•	failure of shipyards to comply with delivery schedules or performance specifications on a timely basis or at all;
•	changes to rules and regulations applicable to liquefied natural gas (“LNG”) carriers, floating storage and regasification units (“FSRUs”), floating liquefaction natural gas vessels (“FLNGs”) or other parts of the LNG supply chain;
•	changes in our ability to retrofit vessels as FSRUs or FLNGs and in our ability to obtain financing for such conversions on acceptable terms or at all;
•	changes in our ability to obtain additional financing on acceptable terms or at all;
•	the length and severity of outbreaks of pandemics, including the worldwide outbreak of the novel coronavirus (“COVID-19”) and its impact on demand for LNG and natural gas, the timing of completion of our conversion projects, the operations of our charterers, our global operations and our business in general;
•	failure of our contract counterparties to comply with their agreements with us or other key project stakeholders;

•	changes in LNG carrier, FSRU, or FLNG charter rates, vessel values or technological advancements;
•	our ability to close potential future sales of additional equity interests in our vessels, including the Hilli and Gimi or to monetize our remaining interest in NFE on a timely basis or at all;
•	our ability to contract the full utilization of the Hilli or other vessels;
•	changes in the supply of or demand for LNG or LNG carried by sea and for LNG carriers, FSRUs or FLNGs;
•	a material decline or prolonged weakness in rates for LNG carriers, FSRUs or FLNGs;
•	increases in costs, including, among other things, wages, insurance, provisions, repairs and maintenance;
•	changes in the performance of the pool in which certain of our vessels operate;
•	changes in trading patterns that affect the opportunities for the profitable operation of LNG carriers, FSRUs or FLNGs;
•	changes in the supply of or demand for natural gas generally or in particular regions;
•	changes in our relationships with our counterparties, including our major chartering parties;
•	changes in our relationship with our affiliates and the sustainability of any distributions they pay us;
•	changes in general domestic and international political conditions, particularly where we operate;
•	global economic trends, competition and geopolitical risks, including impacts from the ongoing conflict in Ukraine and the related sanctions and other measures, including the related impacts on the supply chain for our conversions;
•	changes in the availability of vessels to purchase and in the time it takes to build new vessels;
•	our inability to expand beyond the carriage of LNG and provision of FSRU and FLNGs, particularly through our innovative FLNG strategy;
•	actions taken by regulatory authorities that may prohibit the access of LNG carriers, FSRUs and FLNGs to various ports; and
•	other factors listed from time to time in registration statements, reports, or other materials that we have filed with or furnished to the Securities and Exchange Commission, or the Commission, including our most recent annual report on Form 20-F.

As a result, you are cautioned not to rely on any forward-looking statements. Actual results may differ materially from those expressed or implied by such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise unless required by law.

May 26, 2022

The Board of Directors

Golar LNG Limited

Hamilton, Bermuda

Investor Questions: +44 207 063 7900

Karl Fredrik Staubo - CEO

Eduardo Maranhão - CFO

Stuart Buchanan - Head of Investor Relations

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	2022	2021	2021
(in thousands of $)	Jan-Mar	Oct-Dec	Jan-Mar

Time and voyage charter revenues	9,985	9,806	14,495
Liquefaction services revenue	62,894	56,406	54,397
Vessel and other management fees	6,809	6,202	8,564
Total operating revenues	79,688	72,414	77,456

Vessel operating expenses	(19,458)	(13,880)	(18,876)
Voyage, charterhire and commission expenses	(2,415)	(1,392)	(6,507)
Administrative expenses	(10,038)	(9,615)	(8,539)
Project development expenses	(902)	(505)	(1,649)
Depreciation and amortization	(15,536)	(15,621)	(15,646)
Total operating expenses	(48,349)	(41,013)	(51,217)

Realized and unrealized gain on oil and gas derivative instruments (1)	210,690	47,544	10,600
Other operating income	3,940	—	—
Total other operating income	214,630	47,544	10,600

Operating income	245,969	78,945	36,839

Other non-operating income/(losses)(2)	350,185	(50,010)	—

Interest income	33	69	31
Interest expense	(7,577)	(11,098)	(9,089)
Gains on derivative instruments	31,536	7,285	23,351
Other financial items, net	527	(1,204)	(203)
Net financial income/(expense)	24,519	(4,948)	14,090

Income/(loss) before income taxes, net (losses)/income from equity method investments and non-controlling interests	620,673	23,987	50,929
Income taxes	(375)	(1,110)	(182)
Net (losses)/income from equity method investments	(1,056)	1,641	(682)
Net income from continuing operations	619,242	24,518	50,065

Net (loss)/income from discontinued operations (3)	(209,228)	21,293	13,039

Net income	410,014	45,811	63,104
Net income attributable to non-controlling interests - continuing operations	(56,347)	(28,628)	(28,864)
Net income attributable to non-controlling interests - discontinued operations (3)	(8,485)	(9,174)	(8,876)
Total net income attributable to non-controlling interests	(64,832)	(37,802)	(37,740)

Net income attributable to Golar LNG Limited	345,182	8,009	25,364

(1) Realized and unrealized gain on oil and gas derivative instruments consists of (i) $193.8 million of unrealized gain on oil and gas derivatives (Q4 2021: $32.9 million); and (ii) $43.7 million of realized oil and gas derivatives net of withholding tax (Q4 2021: $12.9 million); and (iii) $26.8 million of realized and unrealized TTF swap losses (Q4 2021: $1.7 million unrealized gain).

(2) Other non-operating income includes unrealized mark to market gain from our investment in listed equity securities amounting to $344.0 million for the quarter ended March 31, 2022 (Q4 2021: unrealized loss of $51.6 million)

(3) On January 26, 2022, we and Cool Company Ltd “CoolCo”, at that time one of our former wholly owned subsidiaries, entered into a share purchase agreement (“the Vessel SPA”) under which CoolCo will acquire eight modern TFDE LNG carriers, The Cool Pool Limited and the management companies that are responsible for the technical and commercial operation of the LNG carriers (“the Disposal Group”), from us. Following a successful private placement and the receipt of consent from existing lenders, the Disposal Group met the criteria for presentation as held-for-sale and is also considered a discontinued operation. Consequently, we retrospectively adjusted the results of the Disposal Group and separately presented as “Net (loss)/income from discontinued operations” and “Net income attributable to non-controlling interests discontinued operations”. Net (loss)/income from discontinued operations includes (i) the loss on disposal of the 4 TFDE carriers sold to CoolCo in March 2022 amounting to $105.8 million; and (ii) $120.3 million of impairment charge on all of the TFDE vessels classified as held-for-sale during the quarter ended March 31, 2022.

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	2022	2021	2021
(in thousands of $)	Jan-Mar	Oct-Dec	Jan-Mar

Net income	410,014	45,811	63,104

Gain associated with pensions, net of tax	44	4,968	56
Share of affiliate's comprehensive losses from discontinued operations	—	—	(2,798)
Net other comprehensive income/(loss)	44	4,968	(2,742)
Comprehensive income	410,058	50,779	60,362

Comprehensive income attributable to:

Stockholders of Golar LNG Limited	345,226	12,977	22,622
Non-controlling interests - continuing operations	56,347	28,628	28,864
Non-controlling interests - discontinued operations	8,485	9,174	8,876
Comprehensive income	410,058	50,779	60,362

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	2022	2021
(in thousands of $)	Mar-31	Dec-31

ASSETS
Current assets
Cash and cash equivalents	209,054	234,816
Restricted cash and short-term deposits	63,819	34,026
Other current assets	964,005	574,043
Current assets held for sale (1)	644,110	79,228
Amounts due from related parties	3,408	3,484
Total current assets	1,884,396	925,597

Non-current assets
Restricted cash	72,051	72,048
Equity method investments	113,709	52,215
Asset under development	960,253	877,838
Vessels and equipment, net	1,478,590	1,493,842
Non-current assets held for sale (1)	—	1,386,003
Other non-current assets	322,828	140,752
Total assets	4,831,827	4,948,295

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Current portion of long-term debt and short-term debt (1)	(516,982)	(713,081)
Current liabilities held for sale (2)	(383,727)	(415,790)
Amounts due to related parties	(2,389)	—
Other current liabilities	(177,408)	(178,352)
Total current liabilities	(1,080,506)	(1,307,223)

Non-current liabilities
Long-term debt	(1,124,649)	(1,065,897)
Non-current liabilities held for sale (2)	—	(305,075)
Other non-current liabilities	(86,038)	(92,183)
Total liabilities	(2,291,193)	(2,770,378)

Stockholders' equity
Stockholders' equity	(2,068,544)	(1,730,650)
Non-controlling interests	(472,090)	(447,267)

Total liabilities and stockholders' equity	(4,831,827)	(4,948,295)

(1) On January 26, 2022, we entered into a Vessel SPA under which Cool Co will acquire eight modern TFDE LNG vessels, the Cool Pool Limited and the fleet’s commercial management companies (“the Disposal Group”), from us. Following successful equity raise and the receipt of consent from existing lenders, four of the eight TFDE vessels were sold to Cool Co during the period ended March 31, 2022. The remaining four TFDE vessels were subsequently disposed in April 2022 and the disposal of the commercial management companies is contemplated to be completed within Q2 2022. The assets and liabilities of the Disposal Group yet to be disposed at March 31, 2022 were classified as Held for sale and we have retrospectively adjusted the comparative period.

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS

	2022	2021	2021
(in thousands of $)	Jan-Mar	Oct-Dec	Jan-Mar
OPERATING ACTIVITIES
Net income	410,014	45,811	63,104
Add: Net loss/(income) from discontinued operations	209,228	(21,293)	(13,039)
Net income from continuing operations	619,242	24,518	50,065
Adjustments to reconcile net income from continuing operations to net cash provided by operating activities:
Depreciation and amortization	15,536	15,621	15,646
Amortization of deferred charges and debt guarantees, net	395	683	325
Net loss/(income) from equity method investments	1,056	(1,641)	682
Drydocking expenditure	—	—	(1,591)
Compensation cost related to employee stock awards	755	320	615
Net foreign exchange (gains)/losses	(420)	(282)	691
Change in fair value of investment in listed equity securities	(344,049)	51,566	—
Change in fair value of derivative instruments	(32,600)	(8,459)	(22,543)
Change in fair value of oil and gas derivative instruments	(177,527)	(37,057)	(12,995)
Change in assets and liabilities:
Trade accounts receivable	(9,155)	(1,512)	(1,190)
Inventories	(545)	12	154
Other current and non-current assets	(10,172)	(3,795)	931
Amounts due from/to related companies	76	(150)	(9,734)
Trade accounts payable	1,224	(1,425)	(1,336)
Accrued expenses	(137)	9,679	(9,051)
Other current and non-current liabilities	(5,762)	3,531	(1,385)
Net cash provided by continuing operating activities	57,917	51,609	9,284

Net (loss)/income from discontinued operations	(209,228)	21,293	13,039
Deconsolidation of lessor VIE	(22,200)	—	—
Depreciation and amortization	5,719	10,843	10,860
Amortization of deferred charges	1,587	363	302
Net income from equity method investments	—	—	6,192
Loss/(gain) on disposal and impairment of long-lived assets	226,048	(2)	—
Compensation cost related to employee stock awards	164	178	252
Net foreign exchange losses/(gains)	339	(66)	96
Change in assets and liabilities:
Trade accounts receivable	(2,197)	361	949
Inventories	—	530	231
Other current and non-current assets	743	317	(355)
Amounts due from related companies	2,389	—	—
Trade accounts payable	(4,524)	2,570	(218)
Accrued expenses	(3,326)	(3,564)	300
Other current and non-current liabilities	(13,889)	363	5,171
Net cash (used in)/provided by discontinued operating activities	(18,375)	33,186	36,819
INVESTING ACTIVITIES
Additions to vessels and equipment	—	—	(921)
Additions to asset under development	(79,829)	(30,176)	(41,748)
Additions to equity method investments	—	—	(6,250)
Proceeds from subscription of equity interest in Gimi MS Corporation	1,800	8,531	2,669
Dividends received from listed equity securities	2,422	1,304	—
Short-term loan advanced to related parties	—	(1,750)	—

	2022	2021	2021
(in thousands of $)	Jan-Mar	Oct-Dec	Jan-Mar
Net cash used in continuing investing activities	(75,607)	(22,091)	(46,250)

Dividends received	—	—	460
Additions to vessels and equipment	—	—	(4)
Net proceeds from disposals of equity method investments	—	(25)	—
Net proceeds from disposals of long-lived assets	183,858	—	—
Net cash provided by/(used in) discontinued investing activities	183,858	(25)	456

FINANCING ACTIVITIES
Proceeds from short-term and long-term debt	206,000	457,019	46,513
Repayments of short-term and long-term debt	(346,430)	(319,311)	(20,729)
Cash dividends paid	(11,332)	(8,699)	(7,827)
Financing costs paid	(4,229)	(11,701)	(2,163)
Purchase of treasury shares	(6,565)	—	—
Net cash (used in)/provided by continuing financing activities	(162,556)	117,308	15,794

Proceeds from short-term and long-term debt	—	329	9,850
Repayments of short-term and long-term debt	—	(29,694)	(17,581)
Financing costs paid	—	—	(350)
Net cash used in discontinued financing activities	—	(29,365)	(8,081)

Cash, cash equivalents and restricted cash within assets held for sale at the beginning of period	77,892	68,168	57,944
Cash, cash equivalents and restricted cash within assets held for sale at end of period	(59,105)	(77,902)	(57,286)
Net increase/(decrease) in cash within assets held for sale	18,787	(9,734)	658

Net increase in cash, cash equivalents, restricted cash and cash within assets held for sale	4,024	140,888	8,680
Cash, cash equivalents and restricted cash at beginning of period	340,900	200,002	232,928
Cash, cash equivalents and restricted cash at end of period	344,924	340,890	241,608

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands of $)	Share Capital	Additional Paid-in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive Loss	Accumulated Losses	Total before Non- Controlling Interests	Non-Controlling Interests	Total Equity
Balance at December 31, 2020 (audited)	109,944	1,969,602	200,000	(56,073)	(930,950)	1,292,523	338,124	1,630,647

Net income	—	—	—	—	25,364	25,364	37,740	63,104
Dividends						—	(11,827)	(11,827)
Employee stock compensation	—	1,003	—	—	—	1,003	—	1,003
Forfeiture of employee stock compensation	—	(135)	—	—	—	(135)	—	(135)
Restricted stock units	196	(196)	—	—	—	—	—	—
Proceeds from subscription of equity interest in Gimi MS Corporation	—	—	—	—	—	—	2,669	2,669
Other comprehensive loss	—	—	—	(2,742)	—	(2,742)	—	(2,742)

Balance at March 31, 2021	110,140	1,970,274	200,000	(58,815)	(905,586)	1,316,013	366,706	1,682,719

(in thousands of $)	Share Capital	Additional Paid-in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive Loss	Accumulated Losses	Total before Non- Controlling Interests	Non-Controlling Interests	Total Equity
Balance at December 31, 2021 (audited)	108,223	1,972,859	200,000	(10,834)	(539,598)	1,730,650	447,267	2,177,917
Opening adjustment (2)	—	(39,861)	—	—	38,175	(1,686)	—	(1,686)
Adjusted Balance at January 01, 2022	108,223	1,932,998	200,000	(10,834)	(501,423)	1,728,964	447,267	2,176,231

Net income	—	—	—	—	345,182	345,182	64,832	410,014
Dividends	—	—	—	—	—	—	(11,332)	(11,332)
Employee stock compensation	—	1,028	—	—	—	1,028	—	1,028
Forfeiture of employee stock compensation	—	(109)	—	—	—	(109)	—	(109)
Restricted stock units	134	(134)	—	—	—	—	—	—
Repurchase and cancellation of shares	(369)	—	—	—	(6,196)	(6,565)		(6,565)
Proceeds from subscription of equity interest in Gimi MS Corporation	—	—	—	—	—	—	1,800	1,800
Deconsolidation of lessor VIEs	—	—	—	—	—	—	(30,477)	(30,477)
Other comprehensive loss	—	—	—	44	—	44	—	44

Balance at March 31, 2022	107,988	1,933,783	200,000	(10,790)	(162,437)	2,068,544	472,090	2,540,634

(1) Contributed Surplus is 'capital' that can be returned to shareholders without the need to reduce share capital, thereby giving us greater flexibility when it comes to declaring dividends.

(2) Opening adjustment refers to the impact to our 2017 Convertible bond following the adoption of ASU 2020-06 Debt with conversion and other options (Topic 470) and derivatives and hedging - contracts in entity's own equity from January 1, 2022.

Golar LNG Limited

APPENDIX A

The table below represents our actual contractual debt, including the capital lease obligations between us and the lessor VIEs which are eliminated on consolidation as at quarter end:

(in thousands of $)	Total contractual debt as at March 31, 2022	GLNG's share of contractual debt as at March 31, 2022		Total scheduled capital repayments over the next 12 months	GLNG's share of scheduled capital repayments over the next 12 months

Non-VIE debt
Norwegian unsecured bond	299,441		299,441	—		—
Corporate RCF	131,000		131,000	(131,000)		(131,000)
Golar Arctic	27,354		27,354	(7,294)		(7,294)
Golar Tundra	155,522		155,522	(9,911)		(9,911)
Gimi	485,000	70%	339,500	—	70%	—

Capital lease obligations between Golar and the lessor VIE (1)
Golar Glacier	122,268		122,268	(122,268)		(122,268)
Golar Kelvin	116,394		116,394	(116,394)		(116,394)
Golar Ice	118,613		118,613	(118,613)		(118,613)
Golar Snow	123,586		123,586	(123,586)		(123,586)
Hilli Episeyo	696,000	44.55%	310,068	(66,000)	44.55%	(29,403)

Total Contractual Debt	2,275,178		1,743,746	(695,066)		(658,469)

(1) Under US GAAP, we consolidate the lessor VIE's. Accordingly, the capital lease obligations between Golar and the lessor VIEs are eliminated.

The table below represents our anticipated contractual capital repayments for the next five years as at March 31, 2022, including the capital lease obligations between us and the lessor VIEs which is eliminated on consolidation:

(in thousands of $)	2022	2023	2024	2025	2026

Non-VIE debt
Norwegian unsecured bond	—	—	—	(300,000)	—
Corporate RCF	(131,000)	—	—	—	—
Golar Arctic	(5,471)	(21,883)	—	—	—
Golar Tundra	(7,433)	(9,911)	(9,911)	(9,911)	(118,357)
Gimi	—	—	(43,750)	(58,333)	(58,333)

Capital lease obligations between Golar and the lessor VIE
Golar Glacier	(122,268)	—	—	—	—
Golar Kelvin	(116,394)	—	—	—	—
Golar Ice	(118,613)	—	—	—	—
Golar Snow	(123,586)	—	—	—	—
Hilli Episeyo	(49,500)	(66,000)	(66,000)	(66,000)	(66,000)

Total Contractual Capital Repayments	(674,265)	(97,794)	(119,661)	(434,244)	(242,690)

Included within the restricted cash and short-term deposits and debt balances are amounts relating to lessor VIE entities that we are required to consolidate under US GAAP into our financial statements as variable interest entities. However, these excludes lessor VIEs’ balances which are classified as held for sale at balance sheet date. The table represents the impact of consolidating these continuing lessor VIEs into our balance sheet, with respect to the following line items:

(in thousands of $)	March 31, 2022	December 31, 2021	March 31, 2021

Restricted cash and short-term deposits	16,313	16,523	26,462

Current portion of long-term debt and short-term debt	(370,916)	(380,554)	(414,917)
Long-term debt	(201,197)	(216,313)	(262,380)
Total debt, net of deferred finance charges	(572,113)	(596,867)	(677,297)

The consolidated results and net assets of the consolidated lessor VIE entity are based on management's best estimates.

As discussed above, we are required to consolidate amounts relating to lessor VIE entity into our financial statements. As such, the table above represents the lessor VIE entity balances and not our actual costs and balances.